March 8, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Todd R. Moore
Vice President and General Counsel
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

Re: 	NCI Building Systems, Inc.
Form S-3/A filed March 3, 2005
File No. 333-122457

Dear Mr. Moore:

      We have reviewed your response and your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 57

1. We reissue our prior comment 1. In general, the information required by Item 507 is material information that is required to be included in the registration statement prior to effectiveness. Investors have a right to know who is selling in the offering since the identity of the selling security holders may be material to an investment decision. A change in Division policy allowed registration statements to go effective prior to identifying all of the selling security holders on the condition that a post-effective amendment is filed to add selling security holders that become known after the registration statement has gone effective. This is the current position of the Division on this issue.

The phone interpretations referenced in your response were published prior to the Division`s decision to allow a registration statement to be declared effective without all of the selling security holders being known. In fact, phone interpretation I.61 relates to security holders that received their securities as a donee. The "addition" of selling security holders as referenced in the phone interpretation refers to those who received their shares from a donor after the registration statement was declared effective. This phone interpretation is not intended to apply to the current situation.

Exhibit 5.1

2. We reissue our prior comment 2. Because the Rights are contractual obligations issued pursuant to the Rights Agreement, counsel must opine that the Rights are the legal, binding obligation of your company. Counsel must also opine that the Rights are "binding obligations" under the state contract law governing the Rights Agreement.

3. We note the qualifications set forth in the second to last paragraph on page two of the legality opinion. Counsel may not limit its opinion in this manner. Please revise accordingly.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your registration statement to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	the company is responsible for the adequacy and accuracy of the disclosure in its filing;

	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding the foregoing, please do not hesitate to call Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at
(202) 942-2842, or the undersigned at (202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Kelly B. Rose, Esq.
Baker Botts L.L.P.
910 Louisiana
One Shell Plaza
Houston, TX 77002
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Mr. Todd R. Moore
March 8, 2005
Page 1 of 4





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE